

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 23, 2022

Christa Davies
Chief Financial Officer
Aon plc
The Metropolitan Building
James Joyce Street
Dublin 1, Ireland D01 K0Y8

> **Re: Aon plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 18, 2022**
> **Form 10-Q for the Quarterly Period Ended September 30, 2022**
> **Filed October 28, 2022**
> **File No. 001-07933**

Dear Christa Davies:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
Note 1. Basis of Presentation
Revision of Previously Issued Financial Statements, page 59

1. We note your disclosure that you identified and corrected a presentation error related to funds held on behalf of clients in the Consolidated Statements of Cash Flows. Please address the items below.
   - Provide us with a full and detailed description of the error, including, but not limited to, a discussion of who identified the error, when, and how, and whether it was the result of any control deficiency.
   - In your response to the above bullet, ensure you include a thorough discussion and

       description of the control deficiency to the extent one was identified, the Company's evaluation of whether it was a control deficiency, significant deficiency, or material weakness, and any remediation plans. To the extent the Company concluded there was not a control deficiency, tell us why.

- Provide us with your assessment of materiality supporting your conclusion that it was immaterial. Ensure that your response thoroughly addresses both qualitative and quantitative factors as well as an objective assessment of materiality from the perspective of a reasonable investor, including your consideration of guidance in ASC 250, SAB 99, and management's assessment of the design and effectiveness of internal controls over financial reporting.
- Tell us how far you believe the errors go back and whether you quantified the impact on periods prior to 2019.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 31

2. We note your disclosure on page 32 regarding AUM-based delegated investment management revenue. In future filings, please enhance your disclosures to more fully explain AUM movements impacting your revenues, such as quantification of related AUM size trends, explanation of AUM-based fee arrangements, and what is driving those changes period-over-period. In addition, clarify whether you hold any related assets under management and, if so, quantify this and explain your responsibilities related to them.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Finance